BML Capital Management, LLC

65 E Cedar, Suite 2, Zionsville, IN 46077

November 2, 2026

Board of Directors
Seer Inc.
3800 Bridge Parkway, Suite 102
Redwood City, California 94065

Dear Directors,

I am writing to you on behalf of BML Investment Partners, L.P. We own 2,180,490 shares and I personally own an additional 420,000 shares for a total of 2,600,490 shares, or 4.7% of total shares outstanding.

BML is very disappointed with the Board’s decision last week to reject both acquisition proposals that were presented earlier this year and is doubtful that this Board has a plan that will create more value than the $2.45 to $2.55 per share in cash offered in the rejected proposals.

Obviously, many investors agree with us, as evidenced by a 13% decline in the stock price to $1.69 per share the day after the announcement.

BML urges the Board to adhere to its fiduciary responsibility and reconsider the offers, as the company’s persistently poor financial performance gives little indication that a higher valuation lies ahead under the current strategy.

Sincerely,

Brad Leonard